Filed Pursuant to Rule 433
Registration No. 333-257113

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the SPDR® S&P® Regional Banking ETF, the Russell

2000® Index and the Nasdaq-100® Index due January 29, 2025

Term Sheet to Preliminary Pricing Supplement dated December 30, 2021

Summary of Terms		Description of Terms
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)

•  Linked to the lowest performing of the SPDR® S&P® Regional Banking ETF, the Russell 2000® Index and the Nasdaq-100® Index

•  Unlike ordinary debt securities, the securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call prior to maturity upon the terms described below. Whether the securities pay a Contingent Coupon Payment, whether the securities are automatically called prior to maturity and, if they are not automatically called, whether you are repaid the principal amount of your securities at maturity will depend in each case on the Closing Value of the Lowest Performing Underlying on the relevant Valuation Date. The Lowest Performing Underlying on any Valuation Date is the Underlying that has the lowest Closing Value on that Valuation Date as a percentage of its Starting Value

•  Contingent Coupon Payments. The securities will pay a Contingent Coupon Payment on a quarterly basis until the earlier of maturity or automatic call if, and only if, the Closing Value of the Lowest Performing Underlying on the Coupon Determination Date for that quarter is greater than or equal to its Coupon Threshold Value. However, if the Closing Value of the Lowest Performing Underlying on a Coupon Determination Date is less than its Coupon Threshold Value, you will not receive any Contingent Coupon Payment for the relevant quarter. The Coupon Threshold Value for each Underlying is equal to 70% of its Starting Value. The Contingent Coupon Rate will be determined on the Pricing Date and will be at least 10.50% per annum

•  Automatic Call. If the Closing Value of the Lowest Performing Underlying on any Call Observation Date is greater than or equal to its Starting Value, the securities will be automatically called for the principal amount plus a final Contingent Coupon Payment

•  Potential Loss of Principal. If the securities are not automatically called prior to maturity, you will receive the principal amount at maturity if, and only if, the Ending Value of the Lowest Performing Underlying is greater than or equal to its Downside Threshold Value. If the Ending Value of the Lowest Performing Underlying is less than its Downside Threshold Value, you will lose more than 30%, and possibly all, of the principal amount of your securities. The Downside Threshold Value for each Underlying is equal to 70% of its Starting Value

•  If the securities are not automatically called prior to maturity, you will have full downside exposure to the Lowest Performing Underlying from its Starting Value if its Ending Value is less than its Downside Threshold Value, but you will not participate in any appreciation of any Underlying and will not receive any dividends on shares of the Fund or any securities held by or included in any Underlying

•  Your return on the securities will depend solely on the performance of the Lowest Performing Underlying on each Valuation Date. You will not benefit in any way from the performance of the better performing Underlyings. Therefore, you will be adversely affected if any Underlying performs poorly, even if the other Underlyings perform favorably

•  All payments on the securities are subject to the credit risk of CIBC, and you will have no ability to pursue shares of the Fund or any securities held by or included in any Underlying for payment; if CIBC defaults on its obligations, you could lose all or some of your investment

•  No exchange listing; designed to be held to maturity or earlier automatic call

Term	Approximately 3 years (unless earlier called)
Reference Asset	The SPDR® S&P® Regional Banking ETF (Bloomberg ticker symbol “KRE”), the Russell 2000® Index (Bloomberg ticker symbol “RTY”) and the Nasdaq-100® Index (Bloomberg ticker symbol “NDX”) (each an “Underlying” and collectively the “Underlyings”)
Principal Amount (Original Offering Price)	$1,000 per security (100% of par)
Pricing Date	January 31, 2022*
Issue Date	February 3, 2022*
Final Valuation Date	January 24, 2025*
Stated Maturity Date	January 29, 2025*
Contingent Coupon Payments	See “How Contingent Coupon Payments Are Calculated” on page 2
Contingent Coupon Rate	At least 10.50% per annum, to be determined on the Pricing Date
Coupon Threshold Value	For each Underlying, 70% of its Starting Value
Coupon Determination Dates	Quarterly, on the 24th of each January, April, July and October, commencing April 2022 and ending on the Final Valuation Date*, each subject to postponement
Automatic Call	See “How to Determine if the Securities Will Be Automatically Called” on page 2
Call Observation Dates	Quarterly, the Coupon Determination Dates beginning July 2022 and ending October 2024* (together with the Coupon Determination Dates, the “Valuation Dates”)
Payment at Maturity	See “How the Payment at Maturity Is Calculated” on page 2
Downside Threshold Value	For each Underlying, 70% of its Starting Value
Lowest Performing Underlying	See “How the Lowest Performing Underlying Is Determined” on page 2
Starting Value	For each Underlying, its Closing Value on the Pricing Date
Ending Value	For each Underlying, its Closing Value on the Final Valuation Date
Calculation Agent	CIBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Underwriting Discount and Other Fees	Up to 2.125%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 1.50% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to $1.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	13607X4G9 / US13607X4G99
*To the extent that the Issuer makes any change to the expected Pricing Date or expected Issue Date, the Valuation Dates, the Stated Maturity Date and other dates may also be changed in the Issuer’s discretion to ensure that the term of the securities remains the same

The Issuer’s estimated value of the securities on the Pricing Date, based on the Issuer’s internal pricing models, is expected to be at least $909.00 per security but less than the principal amount. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PRS-9 of the accompanying preliminary pricing supplement, page S-1 of the underlying supplements, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the preliminary pricing supplement, the underlying supplements, the prospectus supplement and the prospectus before making a decision to invest in the securities. If the terms described in the preliminary pricing supplement are inconsistent with those described herein, the terms described in the preliminary pricing supplement will control.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

How The Lowest Performing Underlying Is Determined

The Lowest Performing Underlying on any Valuation Date is the Underlying with the lowest Performance Factor on that Valuation Date.

The Performance Factor, with respect to an Underlying on any Valuation Date, will be its Closing Value on such Valuation Date divided by its Starting Value (expressed as a percentage).

How Contingent Coupon Payments Are Calculated

On each Coupon Payment Date, you will receive a Contingent Coupon Payment at a per annum rate equal to the Contingent Coupon Rate if, and only if, the Closing Value of the Lowest Performing Underlying on the related Coupon Determination Date is greater than or equal to its Coupon Threshold Value.

If the Closing Value of the Lowest Performing Underlying on any Coupon Determination Date is less than its Coupon Threshold Value, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date. If the Closing Value of the Lowest Performing Underlying is less than its Coupon Threshold Value on all quarterly Coupon Determination Dates, you will not receive any Contingent Coupon Payments over the term of the securities.

Each quarterly Contingent Coupon Payment, if any, will be calculated per security as follows:

($1,000 × Contingent Coupon Rate) / 4

The Contingent Coupon Rate will be determined on the Pricing Date and will be at least 10.50% per annum. Any Contingent Coupon Payments will be rounded to the nearest cent, with one-half cent rounded upward.

How To Determine If The Securities Will Be Automatically Called

If the Closing Value of the Lowest Performing Underlying on any Call Observation Date is greater than or equal to its Starting Value, the securities will be automatically called, and on the related Call Payment Date you will be entitled to receive a cash payment per security equal to the principal amount per security plus a final Contingent Coupon Payment. The first Call Observation Date is approximately six months after the Issue Date.

If the securities are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the securities after such Call Payment Date.

How The Payment at Maturity Is Calculated

If the securities are not automatically called prior to maturity, you will receive at maturity a cash payment per security equal to the Payment at Maturity (in addition to the final Contingent Coupon Payment, if any). The Payment at Maturity per security will equal:

•	If the Ending Value of the Lowest Performing Underlying on the Final Valuation Date is greater than or equal to its Downside Threshold Value: $1,000; or
•	If the Ending Value of the Lowest Performing Underlying on the Final Valuation Date is less than its Downside Threshold Value:

$1,000 × Performance Factor of the Lowest Performing Underlying on the Final Valuation Date

If the securities are not automatically called prior to maturity and the Ending Value of the Lowest Performing Underlying on the Final Valuation Date is less than its Downside Threshold Value, you will lose more than 30%, and possibly all, of the principal amount of your securities at maturity.

Any return on the securities will be limited to the sum of your Contingent Coupon Payments, if any. You will not participate in any appreciation of any Underlying, but you will have full downside exposure to the Lowest Performing Underlying on the Final Valuation Date if the securities are not automatically called prior to maturity and the Ending Value of that Underlying is less than its Downside Threshold Value.

Hypothetical Payout Profile

The profile to the right illustrates the potential Payment at Maturity on the securities (excluding the final Contingent Coupon Payment, if any) for a range of hypothetical performances of the Lowest Performing Underlying on the Final Valuation Date from its Starting Value to its Ending Value, assuming the securities have not been automatically called prior to maturity.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value of the Lowest Performing Underlying on the Final Valuation Date, whether the securities are automatically called prior to maturity, and whether you hold your securities to maturity. The performance of the better performing Underlyings is not relevant to your return on the securities.

Hypothetical Returns

If the securities are automatically called: If the securities are automatically called prior to maturity, you will receive the principal amount of your securities plus a final Contingent Coupon Payment on the Call Payment Date. In the event the securities are automatically called, your total return on the securities will equal the return represented by any Contingent Coupon Payments received prior to the Call Payment Date and a final Contingent Coupon Payment received on the Call Payment Date.

If the securities are not automatically called:

If the securities are not automatically called prior to maturity, the following table illustrates, for a range of hypothetical Performance Factors of the Lowest Performing Underlying on the Final Valuation Date, the hypothetical Payment at Maturity payable at maturity per security (excluding the final Contingent Coupon Payment, if any). The Performance Factor of the Lowest Performing Underlying on the Final Valuation Date is its Ending Value expressed as a percentage of its Starting Value (i.e., its Ending Value divided by its Starting Value).

Hypothetical Ending Value of the Lowest Performing Underlying	Hypothetical Performance Factor of the Lowest Performing Underlying on the Final Valuation Date	Hypothetical Payment at Maturity Per Security
200.00	200.00%	$1,000.00
175.00	175.00%	$1,000.00
150.00	150.00%	$1,000.00
125.00	125.00%	$1,000.00
100.00	100.00%	$1,000.00
70.00	70.00%	$1,000.00
69.00	69.00%	$690.00
60.00	60.00%	$600.00
50.00	50.00%	$500.00
40.00	40.00%	$400.00
25.00	25.00%	$250.00
0.00	0.00%	$0.00

The above figures do not take into account Contingent Coupon Payments, if any, received during the term of the securities. As evidenced above, in no event will you have a positive rate of return based solely on the Payment at Maturity; any positive return will be based solely on the Contingent Coupon Payments, if any, received during the term of the securities. Each security has a principal amount of $1,000.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically called prior to maturity, the actual amount you will receive at maturity will depend on the actual Ending Value of the Lowest Performing Underlying on the Final Valuation Date. The performance of the better performing Underlyings is not relevant to your return on the securities.

For historical data regarding the Closing Values of the Underlyings, see the historical information set forth under the sections titled “The Underlyings” in the accompanying preliminary pricing supplement.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, underlying supplements, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities

•	If The Securities Are Not Automatically Called Prior To Maturity, You May Lose Some Or All Of The Principal Amount Of Your Securities At Maturity.
•	The Securities Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Quarterly Coupon Payment Dates, Or Even Throughout The Entire Term Of The Securities.
•	The Securities Are Subject To The Full Risks Of Each Underlying And Will Be Negatively Affected If Any Underlying Performs Poorly, Even If The Other Underlyings Perform Favorably.
•	Your Return On The Securities Will Depend Solely On The Performance Of The Lowest Performing Underlying On Each Valuation Date, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlyings.
•	You Will Be Subject To Risks Resulting From The Relationship Among The Underlyings.
•	You May Be Fully Exposed To The Decline In The Lowest Performing Underlying On The Final Valuation Date From Its Starting Value, But Will Not Participate In Any Positive Performance Of Any Underlying, And Your Maximum Possible Return On The Securities Will Be Limited To The Sum Of Any Contingent Coupon Payments.
•	Higher Contingent Coupon Rates Are Associated With Greater Risk.
•	You Will Be Subject To Reinvestment Risk.
•	A Coupon Payment Date, A Call Payment Date And The Stated Maturity Date Will Be Postponed If A Valuation Date Is Postponed.

Risk Relating To The Credit Risk Of CIBC

•	The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

Risks Relating To The Value Of The Securities And Any Secondary Market

•	Our Estimated Value Of The Securities Will Be Lower Than The Original Offering Price Of The Securities.
•	Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.
•	Our Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.
•	The Estimated Value Of The Securities Will Not Be An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.
•	The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
•	The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Underlyings

•	An Investment In The Securities Is Subject To Risks Associated With Investing In Stocks In The Regional Bank Sector Of The U.S. Equity Market.
•	The Fund May Not Be Representative Of An Investment In Its Sector.
•	Anti-dilution Adjustments Relating To The Shares Of The Fund Do Not Address Every Event That Could Affect Such Shares.
•	The Performance Of The Fund May Not Correlate With The Performance Of Its Underlying Index As Well As The Net Asset Value Per Share Of The Fund, Especially During Periods Of Market Volatility.
•	An Investment In The Securities Is Subject To Risks Associated With Investing In Stocks With A Small Market Capitalization.
•	There Are Risks Associated With Investments In Securities Linked To The Value Of Non-U.S. Equity Securities.

Risks Relating To Conflicts Of Interest

•	We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.
•	Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.
o	Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the value of an Underlying.
o	Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are held by or included in an Underlying may adversely affect the value of such Underlying.
o	Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of an Underlying.
o	Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of an Underlying.

o	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any fee, creating a further incentive for the participating dealer to sell the securities to you.

Risks Relating To Tax

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.
•	There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

Not Suitable For All Investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. CIBC, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and the underlying supplements) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplements in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the underlying supplements if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult Your Tax Advisor

Investors should review carefully the accompanying pricing supplement, underlying supplements, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

“Russell 2000® Index” is a trademark of FTSE Russell and has been licensed for use by CIBC. The securities are not sponsored, endorsed, sold, or promoted by FTSE Russell and FTSE Russell makes no representation regarding the advisability of investing in the securities.

“Nasdaq-100® Index” is a trademark of The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the “Corporations”) and has been licensed for use by CIBC. The securities are not sponsored, endorsed, sold, or promoted by the Corporations and the Corporations makes no representation regarding the advisability of investing in the securities.

5